Exhibit 99.1

NewsRelease

TransCanada does not endorse mini-tender offer by TRC Capital

Calgary, Alberta – June 21, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) has been notified of an unsolicited mini-tender offer by TRC Capital Corporation (TRC Capital) to purchase up to 2,000,000 common shares of TransCanada, representing approximately 0.28 per cent of TransCanada’s outstanding common shares at a price of CDN $40.50 per common share. TransCanada does not endorse this unsolicited mini-tender offer.

Shareholders are cautioned that the mini-tender offer has been made at a 4.3 per cent discount to the closing price of TransCanada’s common shares on the Toronto Stock Exchange on June 8, 2012, the last trading day before the mini-tender offer was announced.

TransCanada does not endorse TRC Capital's unsolicited mini-tender offer and is not associated with TRC Capital, the mini-tender offer, or the offer documentation. TRC Capital has made similar unsolicited mini-tender offers for shares of other companies.

According to TRC Capital's offer documents, TransCanada shareholders who have already tendered their shares may withdraw their shares at any time before 12:01 a.m. (EDT) on July 11, 2012, by following the procedures described in the offer documents.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com/ or check us out on Twitter @TransCanada.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522